

Mail Stop 4631

February 28, 2011

Via mail and facsimile to (415) 449-3550

Mr. George Vogelei, Chief Executive Officer and Chief Financial Officer
Ultimate Products Corporation
530 Avenue Del Prado, Suite 339
Novato, CA 94949

> **RE:** **Ultimate Products Corporation**
> **Form 10-K for the year ended March 31, 2010 filed July 9, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Form 10-Q for the quarter ended December 31, 2010**
> **File No. 333-152011**

Dear Mr. Vogelei:

We have reviewed your response letter dated February 25, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Draft - Form 10-K/A No. 1 for the year ended March 31, 2010

Cover

1. Please number the amendment (e.g. 10-K/A No. 1). Please also address this comment in your amendments to your subsequent Forms 10-Q.

2. Please revise your disclosure at the bottom of the cover to specifically state the changes being made to the original document in the amended filing. Please consider moving this disclosure after the table of contents section and before Part 1 of the

Form 10-K. Please also address this comment in your amendments to your subsequent Forms 10-Q.

<u>Item 9A. Controls and Procedures, page 11</u>

3. We note your conclusion that your disclosures controls "are not fully effective". Please revise your conclusion for your disclosure controls and procedures to either conclude that they are effective or ineffective. If you conclude that your disclosure controls and procedures are ineffective, please identify the specific control deficiencies (i.e., what weakness in your control environment exists that is reasonably possible of causing a material misstatement not to be identified or identified in a timely manner, including how and when you identified the control deficiencies. Provide investors with an understanding how the material weaknesses could impact your consolidated financial statements (i.e., the accounting errors that are at-risk of being undetected). State whether the material weakness led to any adjustments to your consolidated financial statements, including the amounts of any adjustments, if any. Finally, please disclose your plan (i.e., the specific steps and actions you intend to take) to remediate that material weaknesses identified, including your anticipated timing to complete your plan. Refer to Item 307 of Regulation S-K for guidance.

4. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise this disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective or ineffective at the reasonable assurance level. In the alternative, you could remove the paragraph referencing the level of assurance of your controls. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also address this comment in your amendments to your subsequent Forms 10-Q and all future filings.

<u>Exhibits 31.1 and 31.2</u>

5. Item 601(b)(31) of Regulation S-K specifies that the certifications must be exactly as set forth in the item. We note the following discrepancies in the 302 certifications included in with the draft amendments:
    * Inclusion of the certifier's title in the introduction.
    * Capitalization of report throughout.
    * Substituting registrant with Company.
    * Revising the phrase, "The registrant's other certifying officer(s) and I" with "I am" in paragraphs 4 and 5.

- Inserting the word, "adequate", before "disclosure controls and procedures" in paragraph 4.
- Excluding the word, "defined", in the second parenthetical in paragraph 4.
- Substituting the words, "our" and "us" with "my" and "me".
- Revising the phrase, "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) with "fourth fiscal quarter" in paragraph 4.d.

Please ensure the 302 certifications included in the amended filings fully comply with Item 601(b)(31) of Regulation S-K without any modifications. Please also address this comment in your amendments to your subsequent Forms 10-Q and all future filings.

Draft - Form 10-Q/A No. 1 for the Fiscal Quarter Ended June 30, 2010

Exhibits 31.1 and 31.2

6. Please revise paragraph 1 to reference the correct form (i.e., Form 10-Q rather than Form 10-K) and the correct period (i.e., quarter ended rather than year ended). Please also address this comment in your draft Form 10-Q/A No. 1 for the fiscal quarter ended September 30, 2010 and all future filings.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Item 4. Controls and Procedures, page 10

7. Please confirm to us that there were no changes in your internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In this regard, your disclosure references September 30, 2010 rather than December 31, 2010. In future filings, please ensure your disclosures throughout the filing are referencing the correct periods.

    You may contact Jenn Do at (202) 551-3743, or in her absence, Tracey Houser at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                                            Sincerely,

                                                            Terence O'Brien
                                                            Accounting Branch Chief